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           September 9, 2020

       Nick Tressler
       Chief Financial Officer
       Senseonics Holdings, Inc.
       20451 Seneca Meadows Parkway
       Germantown, Maryland 20876-7005

                                                        Re: Senseonics
Holdings, Inc.
                                                            PRE14A filed August
19, 2020
                                                            File No. 001-37717

       Dear Mr. Tressler:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




           Sincerely,


           Division of Corporation Finance

           Office of Life Sciences
       cc:                                              Mark Ballantyne